

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2025

Ju Liu
Chairman of the Board
Sibo Holding Limited
Suite 3210, 32/F, Champion Tower
3 Garden Road, Central
Hong Kong

> **Re: Sibo Holding Limited**
> **Draft Registration Statement on Form F-1**
> **Submitted March 25, 2025**
> **CIK No. 0002043392**

Dear Ju Liu:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. We note from page F-25 that you have retroactively adjusted the shares and per share data for all periods presented in the financial statements related to the March 7, 2025 subdivision of shares. Please revise all disclosures in your filing related to share issuances to also include the adjusted amount of shares.

2. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact Aisha Adegbuyi at (202) 551-8754 to

        discuss how to submit the materials, if any, to us for our review.

Commonly Used Defined Terms, page ii

3.   Please revise your definition of "PRC laws and regulations" or "PRC laws" to include Hong Kong and Macau and to clarify that the "legal and operational" risks associated with operating in China also apply to your subsidiaries' operations in Hong Kong. The definition may clarify that the only time that the definition does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

4.   You disclose here that all subsidiaries are wholly-owned. Please revise as needed noting your disclosure on page 6 that AlphaFx Limited was 60% owned.

Prospectus Summary
The Company
Our Business Overview, page 1

5.   Please clarify what you mean by a "balance sheet-light model" approach.

Summary of Risk Factors
Risks Related to Doing Business in Jurisdictions We Operate, page 4

6.   Please revise your disclosure here to describe the significant regulatory, liquidity, and enforcement risks you are subject to due to your operations in Hong Kong. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice. Further disclose that the Chinese government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Transfer of Cash Through Our Organization, page 7

7.   Please quantify dividends or distributions made to U.S. investors, the source, and their tax consequences or clarify that no transfers, dividends, or distributions have been made to date.

Dual Class Structure, page 13

8.   Please revise this section or elsewhere where appropriate to disclose the following as it relates to your dual class structure:
   - disclose that the controlling shareholders will be able to amend the organizational documents, approve major corporate transactions, such as a change in control,

> merger, consolidation, or sale of assets;
>
> - disclose that your capital structure may have anti-takeover effects preventing a change in control transaction that shareholder might consider in their best interests; and
>
> - disclose that the future issuances of high-vote shares may be dilutive to low-vote shareholders.

Risk Factors, page 17

9. Please add risk factor disclosure describing the fact that your multi-class capital structure may have anti-takeover effects preventing a change in control transaction that shareholders might consider in their best interests. In addition, add risk factor disclosure describing the risks to investors that future issuances of high-vote shares may be dilutive to low-vote shareholders.

Failure to comply with regulatory capital requirements set by local regulatory authorities, page 21

10. We note your disclosure that your operating subsidiary, StormHarbour HK, is "subject to various regulatory capital requirements, including minimum capital requirements, capital ratios and buffers established by competent authorities in their respective jurisdiction." Please disclose each of the referenced requirements, clarify if you are in compliance with them and identify the regulatory bodies imposing these requirements.

We face risks related to know-your-customer, page 26

11. We note your reference to your "completion of a business combination" in this risk factor. Please revise your disclosure to clarify what business combination you are referring to here, and, if applicable, include additional details, such as your timeline, etc.

Our businesses depend on our key management and professional staff, page 27

12. We note your disclosure here that StormHarbour HK's business operations depend on the continued services of its senior management. Revise this risk factor to discuss the extent to which your key personnel is covered by employment or non-compete contracts, similar to your discussion on page 94.

Substantially all our operations are in Hong Kong, page 29

13. Given the Chinese government's significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Please revise the risk factor to state clearly that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or

continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

There are political risks associated with conducting business in Hong Kong, page 31

14. We note your disclosure that "new tariffs on China impose a 10% duty on all goods imported from China, including Hong Kong." Please update this disclosure.

Use of Proceeds, page 46

15. We note your disclosure that 22% of the proceeds will be used to pay off a loan from a related party. Please identify the related party and describe the interest rate and maturity of this loan and, for loans incurred with the past year, disclose the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

16. Please revise your filing to discuss your financial condition for each period presented, including an explanation of the causes of material changes in financial condition during these periods. Please ensure you discuss the nature of the Prepaid Services Fee totaling $1 million at December 31, 2024 explaining why the company prepaid such a significant amount. Refer to Item 303 of Regulation S-K.

17. To the extent you have a material amount of delinquent receivables at a period end, please revise to provide an aging analysis.

Results of Operations, page 52

18. We note that the decrease of asset management income in fiscal year ended December 31, 2024 was due to StormHarbour HK's waiver of the management fee charged from the fund under management. Please revise your disclosures to clarify the nature, timing, and amount of the waived management fees, if material.

19. We note disclosure on page 77 that you earn fees of between 1.0% and 2.0% of your assets under management ("AUM"). Please revise your MD&A section to provide a rollforward of your AUM, if material, disaggregated by product, to include beginning and ending balances, inflows and outflows, market appreciation and depreciation and any other significant component for all periods presented. Please also discuss any significant trends or concentrations in your AUM, as well as related drivers.

Quantitative and Qualitative Disclosures about Market Risk
Critical Accounting Policies and Estimates, page 55

20. Please revise to include an enhanced discussion for each critical accounting estimate that supplements, but does not duplicate, the description of significant accounting policies in Note 2 of the financial statements. Refer to Item 303(b)(3) of Regulation S-K.

Contractual Obligations and Commitments, page 55

21. We note your disclosure on page 27 relating to your agreement with Good Pride Limited and that the agreement was extended to April 25, 2025. Please revise this section to describe the material terms of the agreement and your plans, if any, to extend the date of the agreement.

Industry, page 60

22. Please revise your draft registration statement to clearly define the term "turnover" used throughout this section.

23. Please advise us whether the industry report provided by Solomon JFZ (Asia) Holdings Limited was commissioned by you. If so, please file the company's consent pursuant to Rule 436 of the Securities Act as an exhibit to your draft registration statement.

24. We note your disclosure here that your "management has no reason to believe that such information presented in this section is false or misleading or that any fact has been omitted that would render such information and/or statistics false or misleading in any material respect." Please indicate, if true, that you believe and act as though the information concerning industry and market data that is referenced in your filing is reliable. If you do not, please remove it.

Business, page 75

25. Please disclose the percentage of your clients in Mainland China and the revenues attributable to Mainland China clients. With respect to any Mainland China clients conducting offerings on which you served as a sponsor, placing agent, underwriter, and so forth, advise us whether any of the clients were or may have been required to register under the Trial Measures.

26. We note that you maintain commercial relationships with other global offices. Please revise your disclosures to define the term "other global office" and fully explain the nature and type of your relationships with these offices.

Overview, page 75

27. We note your disclosure that the core business of StormHarbour HK is rooted in capital markets services, with recent expansions into asset management services. Revise your disclosure to provide more detail about each of these two segments. Describe specific "financial services" you provide to your capital market transaction clients. For asset management services, we note also that your description of services is very brief, but that your website includes more information listing infrastructure project financing, mezzanine and private equity, investment grade and HY bonds, mortgage loans, real estate financing and receivables and inventory financing. The website also describes other activities under the asset management segment. If you do not believe this information should be included in the business section, please advise why it is not included.

28. Please revise your business section to include the following:
    - any significant new services that have been introduced and, to the extent the

development of new products or services has been publicly disclosed, give the status of development; and

- a description of the marketing channels you use, including an explanation of any special sales methods.

Refer to Item 4.B. of Form 20-F.

29. We note your disclosure that your geographical focus encompasses key markets in the Asia Pacific region, including Mainland China, Hong Kong, South Korea, Oceania, and Southeast Asia. Please revise to state if this list is exhaustive. If not, include all other material markets you operate in. Clarify what percentage of revenues is derived from each of the listed markets.

Service Fees, page 76

30. We note your disclosure that you generate revenues through commission, handling fees and financing interest. We also note that you disclose various fees for your capital market transaction and asset management services segments on pages 76 and 77. Please disclose additional information relating to commissions you receive, such as what the average commission rates are and who pays them. Finally, provide more detail on financing interest you receive.

Customers, page 79

31. Please revise the second paragraph in this section to identify the following:
    - your client(s) that are Fortune 500 corporations;
    - Southeast Asia-based investment holding firm with operations in Indonesia, China, Malaysia and Singapore;
    - a major real estate developer group that is part of a leading Chinese conglomerate; and
    - top-tier Chinese conglomerate with business segments in technology, advanced materials, agricultural, banking and industrial incubations.

32. Please identify the top five customers listed in the table on page 79 and their geographical locations. If you signed agreements with any of these customers, describe their material terms and file them as exhibits to your draft registration statement or advise.

33. Noting your disclosure on page 20, please revise to clarify your relationship with Ho Shung Pun and if a related party, please revise your filing as appropriate.

Regulations, page 83

34. We note your disclosure on page 17 that your major regulators include Cayman Islands Monetary Authority ("CIMA"). Please revise this section to describe material regulations you are subject to by the CIMA or advise why this information is not included in this section. In addition, discuss material US regulations that will apply to you after the initial public offering.

Principal Shareholders, page 95

35. Please disclose the percentage of Class B ordinary shares the holder of Class B

ordinary shares must keep to continue to control the outcome of matters submitted to the controlling shareholder for approval.

<u>Related Party Transactions, page 96</u>

36.   Please tell us how you considered whether the term in the Burberlon loan of a 12% interest rate in the event of change of ownership of the company represents an embedded derivative that should be separated from the host contract and accounted for as a derivative. Please cite any guidance considered.

37.   Please revise to clarify, if true, that Burberlon waived all interest payable upon the change of ownership of the company, related to loan amounts outstanding in 2023 and 2024.

38.   Please revise to clarify what is considered "liquid capital" of SHHK and disclose the liquid capital of SHHK at each period end. Additionally, please provide appropriate information regarding the impact on the company if the liquid capital of SHHK is reasonably likely to exceed HKD10,000,000 in any month.

39.   Please revise this section to include any additional related party transactions since December 31, 2024 or advise. In addition, explain how Burberlon Vantage Capital Limited is or was a related party.

<u>Description of Share Capital, page 98</u>

40.   Please revise this section to describe circumstances or events when conversion of high-vote shares is mandatory and whether there are any exceptions to provisions requiring mandatory conversion upon their transfer. Describe sunset provisions that limit the lifespan of high-vote shares, and whether the death of a high-vote shareholder or founder, or intra-family transfer of shares would require conversion of high-vote shares.

<u>Financial Statements, page F-3</u>

41.   Please tell us why you present an "*" for line items less than $1,000. Alternatively, please revise to disclose the amounts.

<u>Consolidated Statements of Cash Flows, page F-6</u>

42.   Please tell us where the $3.2 million of cash inflows from the Burberlon loan discussed on page F-23 is presented in the statements of cash flows.

43.   Please tell us why you present cash flows related to related party loans in the operating section. Alternatively, please present these cash flows in the financing section on a gross basis, if appropriate. Also, please ensure you disclose all noncash investing and financing activities required by ASC 230-10-50-3.

<u>Notes to the Consolidated Financial Statements</u>
<u>2. Summary of Significant Accounting Policies</u>
<u>Income Taxes, page F-14</u>

44.   We note your disclosure that there were temporary differences of $234,000 and $78,000 at December 31, 2024 and 2023 but that no deferred tax asset or liability was recognized. We also note your disclosure on page F-22 that the Group had

$3,961,000 and $5,513,000 of unused tax losses carried forward as of December 31, 2024 and 2023 and they may be carried forward indefinitely but no deferred tax assets have been recognized. Please revise to disclose the information required by ASC 740-10-50-2 including all deferred tax assets and the total valuation allowance recognized for deferred tax assets. To the extent you do not believe you have deferred tax assets or liabilities, please explain to us why, detailing the guidance in ASC 740 that supports your determination.

3. Segment Information, page F-16

45.   Please revise your disclosure to describe the title and position of the CODM and explain how the CODM uses the segment measure in assessing performance and allocating resources. Refer to ASC 280-10-50-21(c) and 280-10-50-29(f).

6. Accounts Receivable, page F-19

46.   We note that no expected credit losses for your accounts receivable were recognized as of December 31, 2024 and that the receivable was due from your largest customer. To the extent the receivable is past due or there are any credit concerns, please expand your discussion on how your expected loss estimates are developed and explain factors that influenced your conclusion of zero expected credit losses on accounts receivable as of December 31, 2024. Refer to ASC 326-20-50-11.

47.   Please revise to disclose your policy for determining past-due or delinquency status for your accounts receivable and your policy for recognizing write-offs within the allowance for doubtful accounts. Refer to ASC 326-20-50-17.

16. Concentrations and Risks, page F-24

48.   We note that there are no customers listed that also comprise a significant percentage of your revenues or receivables or payables for any year presented. However, we also note on page F-25 that the total accounts receivable was due from your largest customer as of December 31, 2024. Please revise your disclosures to clarify the distinction between the two statements.

Part II. Information Not Required in the Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-1

49.   For each of the transactions listed in this section were securities were sold otherwise than for cash, state the nature and aggregate amount of consideration you received. Refer to Item 701(c) of Regulation S-K.

       Please contact Jee Yeon Ahn at 202-551-3673 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Aisha Adegbuyi at 202-551-8754 or Tonya Aldave at 202-551-3601 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Finance

cc: Kevin (Qixiang) Sun, Esq.